Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

Commencing on July 29, 2014, certain of the regulated subsidiaries of Integrys Energy Group, Inc. (“Integrys”) will distribute customer communications with bill inserts containing information on Integrys’s transaction with Wisconsin Energy Corporation, substantially in the form provided below:

WISCONSIN ENERGY TO ACQUIRE INTEGRYS ENERGY GROUP Creating a Leading Midwest Electric and Gas Utility Integrys Energy Group, parent company of WPS, and Wisconsin Energy Corporation are joining forces to create a larger, more diverse electric and natural gas company — to meet customers’ future energy needs. Combining ccmpanies will provide the operational expertise, financial strength and technical depth to best serve you — our valued customer. Upon completion of the transaction (expected in Summer 2015) the parent company will be named WEC Energy Group, Inc. Under this merger, seven regulated electric and natural gas utilities will continue to operate under their same names across Wisconsin, Illinois, Michigan and Minnesota. This includes your current electric and natural gas utility, Wisconsin Public Service. Be assured that with this change, you will continue to receive the safe and reliable energy you depend upon, and the high-level of customer service you expect. This change is just one more way that we are “Investing In The Future” to meet your energy needs. For more information, please visit www.integrysgroup.com/transaction. Additional Information and Where to Find It In connection with the proposed merger between Wisconsin Energy and Integrys, Integrys intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Wisconsin Energy registration statement on Form S-4 that includes a joint proxy statement/prospectus. Integrys urges investors and shareholders to read the joint proxy statement/prospectus and any other relevant materials when they become available, because they will contain important information. Investors and shareholders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Integrys and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  You can find more information about Integrys’ executive officers and directors in the definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. This document can be obtained free of charge from the sources indicated above. Information regarding the interests of these participants will be included in the joint proxy statement/prospectus when it becomes available. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.